LAZARD LTD

30 ROCKEFELLER PLAZA

NEW YORK, NY 10020

PHONE (212) 632-1463

FAX (212) 632-6670

richard.hittner@lazard.com

June 18, 2012

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Lazard Ltd

Form 10-K for the Year Ended December 31, 2011

Form 8-K for the Period Ended April 24, 2012

Form 8-K for the Period Ended April 27, 2012

Definitive Proxy Statement on Schedule 14A Filed on March 20, 2012

File No. 1-32492

Dear Mr. Decker:

Pursuant to your correspondence dated June 4, 2012, set forth below are our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the above referenced filings.

For your convenience, all text of the Staff’s comments is set forth in bold text followed by the responses of Lazard Ltd (“Lazard” or the “Company”).

FORM 8-K FOR THE PERIOD ENDED APRIL 24, 2012

Exhibit 99.1

1.	On page 10 of this exhibit you provide a non-GAAP income statement for the three months ended March 31, 2012, December 31, 2011, and March 31, 2011. This income statement is presented before your U.S. GAAP income statement for the three months ended March 31, 2012 and 2011. As a result, your current presentation could place undue prominence on the non-GAAP income statement. Please show us how you will revise your future filings to present only the non-GAAP measures you feel are most relevant to the discussion presented in your Form 8-K. Please refer to Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Measures which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: The Company acknowledges the Staff’s comment regarding the presentation of a non-GAAP income statement in its earnings releases, including its earnings release for the first quarter of 2012. The Company also is aware of the SEC’s guidance set forth in Question 102.10. The Company believes that its prior earnings releases, including the non-GAAP income statement set forth therein, fully complied with all SEC rules and regulations regarding inclusion of non-GAAP information, including Regulation G. Notwithstanding the foregoing, given the Staff’s comment, in future earnings releases the Company will revise the presentation so that it focuses on the non-GAAP measures the Company feels are most relevant to the discussion presented in the applicable Form 8-K and no longer resembles a complete non-GAAP income statement.

FORM 8-K FOR THE PERIOD ENDED APRIL 27, 2012

Exhibit 99.1

2.	We note that your shareholder letter provides a significant amount of relevant information about your business through the eyes of management such as, but not limited to, discussions about your financial targets, compensation costs and trends, capital management, taxes, and your revenue growth strategy. We believe that your MD&A would be greatly enhanced if these types of discussions were included in your future filings. Please confirm that you will revise your MD&A in future filings to provide similar comprehensive discussions addressing management’s goals and progress towards its goals with respect to these topics. Please show us supplementally what your disclosure will look like by providing us your revised 2011 versus 2010 MD&A, which will still appear in your 2012 Form 10-K.

Response: On April 27, 2012, the Company released its first detailed shareholder letter and certain related questions and answers. The Company believes that this form of shareholder communication is a useful supplement to the disclosures required pursuant to the Securities Exchange Act of 1934, including Forms 10-K, 10-Q and 8-K and Schedule 14A. As the shareholder letter was drafted and released approximately two months after the filing of the Company’s Form 10-K for the year ended December 31, 2011, the Form 10-K did not, of course, reflect certain of the themes and information set forth in the shareholder letter. The Company’s Form 10-Q for the period ended March 31, 2012, which was filed on May 3, 2012, did, however, contain some of the additional information and themes set forth in the shareholder letter.

The Company has received, and expects to continue to receive, input from its shareholders about its business. The Company intends to continue to update its MD&A disclosure in its Forms 10-Q for the second and third quarters of 2012. In particular, the Company expects its discussion of trends and macroeconomic conditions in the shareholder letter will be reflected in the applicable sections of its MD&A, updated, as appropriate, for conditions at the time any particular filing is made.

The Company respectfully submits that providing supplemental disclosure at this time would be premature for the reasons set forth above and notes that the Staff can expect the MD&A in the Company’s Form 10-Q for the second quarter of 2012 to appropriately reflect the type of balanced, executive level discussion found in the shareholder letter.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

FILED ON MARCH 20, 2012

Compensation Discussion and Analysis, page 18

Executive Summary, page 18

Compensation Governance, page 20

3.	Please refer to our comment six in our letter dated May 27, 2011. We note that you have retained disclosure similar to your 2010 proxy disclosure by stating that the total direct compensation paid to your named executive officers “was appropriate in light of compensation levels of [y]our comparator group” and that “this analysis supported the Compensation Committee’s conclusion that the aggregate total direct compensation paid to [y]our named executive officers . . . was sufficiently competitive for 2011.” However, you have not revised your disclosure to include the response you provided in your letter dated June 27, 2011. Please advise or otherwise in your future filings address our prior comment six in full. Please include in your response letter a discussion of the compensation range and where your 2011 compensation fell within the range.

Response: The Company believes that the 2011 proxy disclosure was changed sufficiently from the 2010 proxy disclosure so as to not require a discussion of the comparator compensation range or where its 2011 compensation fell within the range. Among other things, the Company made clear in its 2011 proxy disclosure that the Compensation Committee considers a variety of information in connection with its compensation decisions. The Company further clarified that while the Compensation Committee considers the level of compensation paid by firms in the Company’s comparator group as a reference point that provides a framework for its compensation decisions, the Compensation Committee does not target compensation at a particular level relative to the comparator group.

Notwithstanding the foregoing, the Company has provided a discussion of the compensation range below. The relevant analysis compared the aggregate total direct compensation for the Company’s named executive officers (calculated with respect to 2011 base salary and actual cash bonuses, RSUs and, in the case of Mr. Bhutani, Lazard Fund Interests awarded in February 2011 for 2010 performance) to the aggregate total direct compensation for the named executive officers in the comparator group, calculated based on compensation levels for 2010 (as reported in 2011). The aggregate total direct compensation for the named executive officers in the comparator group ranged from a 25th percentile amount of $20.4 million to a 75th percentile amount of $55.6 million. The Company’s aggregate total direct compensation for its named executive officers (including Mr. Bucaille, but excluding Mr. Castellano) was $44.1 million, which fell within this range. Such amount excludes the value of the special long-term retention award granted to Mr. Bucaille in 2011 in recognition of his new duties as Chief Financial Officer and to ensure his long-term dedication to the Company, consisting of 71,085 RSUs valued at $3.1 million that are scheduled to vest in full on March 1, 2019. This special long-term retention award was not part of the Company’s regular compensation cycle and requires Mr. Bucaille’s continued service for a period of eight years, a requirement which far exceeds the vesting period of two to three years that is generally a feature of the Company’s RSU grants, and therefore was not included in Hay Group’s analysis of the compensation paid to the Company’s named executive officers.

In the event that the Company references the appropriateness of compensation paid to its named executive officers in light of the compensation levels of its comparator group, or includes similar disclosure, in its 2012 proxy statement, the Company will, given the Staff’s comment, disclose such information at such time.

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of the matters discussed in this letter, please contact me at (212) 632-1463 or Jack Merimee, Counsel, at (212) 632-6388. I would appreciate if you would send your response by email to me at richard.hittner@lazard.com or by facsimile at (212) 632-6670.

Very truly yours,

/s/ Richard J. Hittner

Richard J. Hittner

Chief Accounting Officer